FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

CCF ACQUIRES TWO BRANCHES FROM BANQUE WORMS IN PARIS

CCF has agreed to acquire two branches in Paris from Banque Worms. The purchase price will be up to EUR9 million in cash based on the retained value of the acquired business at the end of May 2003. The acquisition will be funded from CCF's own capital.

Under the terms of the agreement, CCF will acquire the branches in Georges V and Rive Gauche, Paris. The Georges V branch is dedicated to affluent customers, while the other in Rive Gauche focuses on commercial banking activities. The transaction is expected to close in March 2003.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                                 By:

                                                                                                                                                                                                 Name: P A Stafford

                                                                                                                                                                                                 Title: Assistant Group Secretary

                                                                                                                                                                                                 Date: February 6, 2003